

02006977

STATES
IANGE COMMISSION
Washington, D.C. 20549

VF 3-6-02

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SEC MAIL
RECEIVED
PROCESSING
FEB 28 2002
WASH. D.C.
365
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3796

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WALL STREET MANAGEMENT CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE SUITE 1635
(No. and Street)

NEW YORK	**NY**	**10169**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT P. MORSE **(212) 856-8250**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

555 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

3/19/02

OATH OR AFFIRMATION

I, **ROBERT P. MORSE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **WALL STREET MANAGEMENT CORPORATION**, as of **DECEMBER 31, 2001,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**



Signature

KATHLEEN WEBER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01WE6002193
Qualified in New York County
Commission Expires Feb. 2, 2006

PRESIDENT
Title



Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

CONTENTS



McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
international

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wall Street Management Corporation
New York, New York

We have audited the accompanying statement of financial condition of Wall Street Management Corporation as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wall Street Management Corporation as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 9, 2002

WALL STREET MANAGEMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS		
Cash and cash equivalents	$	418,523
Fees receivable from affiliate (Note 2)		12,195
Investment securities, at market value (Note 3)		60,132
Deposits with clearing agent		50,676
Equipment, net (Note 4)		7,435
Total assets	$	548,961

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	30,686
Payable to parent-income taxes		68,966
Total liabilities		99,652
Stockholder's Equity: (Note 6)		
Common stock, $1 par value; 6,520 shares authorized, issued and outstanding		6,520
Additional paid-in capital		706,122
Accumulated deficit		(263,333)
Total stockholder's equity		449,309
Total liablities and stockholder's equity	$	548,961

See Notes to Statement of Fiancial Condition.

WALL STREET MANAGEMENT CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Morse, Williams & Co., Inc. (the "Parent") a wholly owned subsidiary of Morse Williams Holding Co., Inc., owns all of the outstanding shares of Wall Street Management Corporation (the "Company"). The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is in the business of rendering investment advisory, statistical and research services to The Wall Street Fund, Inc. (the "Fund"), as well as consulting services as it relates to investment management and accordingly, is also registered as an Investment Advisor with the Securities and Exchange Commission under the Investment Advisors Act of 1940. The Company clears its transactions on a fully disclosed basis.

The Company is exempt from the provisions of rule 15c3-3 under paragraph (k)(2)(ii) in that the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily made and kept by a clearing broker-dealer. The clearing broker-dealer requires that the Company maintain a minimum deposit of $50,000.

A summary of the Company's significant accounting policies follows:

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

Cash and cash equivalents includes cash and a money market fund on deposit with a commercial bank.

Depreciation:

Depreciation is provided on a straight-line basis using an estimated useful life of five years.

Note. 2 Investment Advisory Fees and Other Transactions with Affiliates

Effective October 1, 2000, the advisory agreement with the Fund provides for an advisory fee of .50% per annum of the average daily net assets of the Fund. The advisory agreement also provides for the Company to reimburse the Fund for any expenses (including the advisory fees but excluding taxes, interest, brokerage fees and extraordinary expenses incurred in connection with any matter not in the ordinary course of business of the Fund) over 2% of the first $10,000,00, 1.5% of the next $20,000,000 and 1% of any balance greater than $30,000,000 of the Fund's average daily asset value. The Company also serves as the Fund's principal underwriter.

Note 2. Investment Advisory Fees and Other Transactions with Affiliates (continued)

Effective October 1, 2000, the Company entered into a shareholder servicing agreement (a "Servicing Agreement") with the Fund Pursuant to which the Company may compensate certain persons ("Shareholder Servicing Agents") who provide shareholder services, including answering customer inquiries, assisting in processing purchase, exchange and redemption transactions and furnishing Fund communications to shareholders. For services provided under the Servicing Agreement, the Company receives fees from the Fund at a rate of .25% per annum of the average daily net assets of the Fund.

At December 31, 2001, fees receivable from the Fund amounted to $12,195 which includes $8,130 of advisory management fees and $4,065 of shareholder servicing fees. Some of the officers and directors of the Company are also officers and/or directors of the Fund.

Note. 3 Investment Securities

Investments as of December 31, 2001 are summarized as follows:

The Wall Street Fund	$	41,232
NASDAQ common stock		18,900
Total	$	60,132

The market value of the Fund is based on the Fund's daily net asset value. The difference between the fair value and the cost is included in the net income. NASDAQ common stock is recorded at cost which approximates market value.

Note 4. Equipment

Equipment as of December 31, 2001 is summarized as follows:

Furniture and fixtures	$	56,385
Less: accumulated depreciation		(48,950)
	$	7,435

Note 5. Income Taxes

The Company files consolidated federal, state and local income tax returns with the Parent and with Morse Williams Holding Co., Inc. The Company provides for federal, state and local incomes taxes on a separate company basis, at the statutory tax rates. The effective income tax rate differs from expected statutory rates due to the recording of prior year's overaccrual of taxes in the current year.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $397,196 and $6,644, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1.